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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **August, 2004**

Commission File Number 29606

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..**X**... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- **4009**


Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Sharpe Resources Corporation
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date **August 25, 2004**

* Print the name and title of the signing officer under his signature.

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004

SHARPE RESOURCES CORPORATION

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditor involvement

The auditor of Sharpe Resources Corporation has not performed a review of the unaudited consolidated financial statements for the three months ended March 31, 2004 and March 31, 2003.

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets (Prepared by Management)

(Expressed in United States Dollars)

	March 31, 2004 (Unaudited)		December 31, 2003 (Audited)
Assets			
Current assets			
Cash	$ 62,068	$	62,231
Trade and sundry receivables	25,112		18,332
Notes receivable	-		89,228
Due from related parties	33,070		33,070
Inventory	6,670		6,670
	$ 126,920	$	209,531
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable and accrued liabilities	$ 81,913	$	61,979
Due to related parties	47,116		44,609
	129,029		106,588
Long-term debt	664,533		664,533
Future site restoration and abandonment costs	13,500		13,500
	807,062		784,621
Shareholders' equity			
Capital stock			
Authorized - Unlimited common shares			
Issued - 33,184,803 common shares	10,921,861		10,921,861
Contributed surplus (Note 2)	17,660		17,660
Deficit	(11,619,663)		(11,514,611)
	(680,142)		(575,090)
	$ 126,920	$	209,531

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended March 31,	
	2004	2003
Petroleum and natural gas operations	$ 14,800	$ 25,924
Expenses		
Operating	108,984	730
General and administrative	3,851	92,387
Interest	7,017	7,007
Write-off of office equipment	-	1,866
	119,852	101,990
Loss for the period	(105,052)	(76,066)
DEFICIT, beginning of period	(11,514,611)	(11,500,963)
DEFICIT, end of period	$ (11,619,663)	$ (11,577,029)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

		Three Months Ended March 31,		
		2004		2003
Cash provided by (used in)				
OPERATING ACTIVITIES				
Loss for the period	$	(105,052)	$	(76,066)
Write-off of office equipment		-		1,866
Changes in non-cash working capital items		104,889		54,558
Change in cash		(163)		(19,642)
Cash, beginning of period		62,231		73,518
Cash, end of period	$	62,068	$	53,876

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Three Months Ended March 31, 2004

(Unaudited)

1. ACCOUNTING POLICIES

The management of Sharpe Resources Corporation (the "Corporation") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended March 31, 2004 may not be indicative of the results that may be expected for the full year ending December 31, 2004.

These statements follow the same accounting policies and methods as the most recent annual audited financial statements.

2. STOCK OPTIONS

	Number of common shares	Weighted Average Exercise price
Balance, beginning and end of period	3,250,000	$ 0.10 Cdn

A summary of the stock options outstanding is as follows:

Black-Scholes Value ($)	NUMBER OF OPTIONS	EXERCISE PRICE Cdn ($)	EXPIRY DATE
	219,000	0.15	May 4, 2005
	600,000	0.10	May 8, 2007
	1,000,000	0.10	May 13, 2007
17,660	1,431,000	0.10	May 8, 2008
17,660	3,250,000		

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Three Months Ended March 31, 2004

(Unaudited)

3. WARRANTS

As of March 31, 2004, the Corporation had the following warrants outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE Cdn ($)	EXPIRY DATE
500,000	1.00	May 12, 2004

4. SEGMENTED INFORMATION

The Corporation has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Corporation's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Corporation's public company status.

5. INCOME TAXES

Estimated taxable income for the period ended is nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2003 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Three Months Ended March 31, 2004

(Unaudited)

6.   BASIC AND DILUTED LOSS PER SHARE

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. For both periods presented, the conversion of warrants and stock options was not included in the calculation because their inclusion would be anti-dilutive

The following table sets out the computation for basic and diluted loss per share:

	2004	2003
Numerator:		
Loss for the period	$ (105,052)	$ (76,066)
Denominator:		
Average number of common shares outstanding	33,184,803	33,184,803
Weighted average number of common shares outstanding	33,184,803	33,184,803
Basic and diluted loss per share	$ 0.00	$ 0.00